The Thomson Corporation Metro Center, One Station Place Stamford, CT 06902 Tel (203) 969-8700 Fax (203) 977-8354 www.thomson.com News Release

Investor Contact:                                                                                                              Media Contact

Gene Gartlan                                                                                                                    Janey Loyd

Director, Investor Relations                                                                                                Vice President, Communications

The Thomson Corporation                                                                                                 The Thomson Corporation

(203) 328-9485                                                                                                                 (203) 328-8342

gene.gartlan@thomson.com                                                                                                janey.loyd@thomson.com

For Immediate Release

THOMSON ANNOUNCES $450 MILLION GLOBAL NOTE OFFERING

(Unless otherwise stated, all amounts are in U.S. dollars)

STAMFORD, Conn. and TORONTO, August 6, 2003 - The Thomson Corporation (TSX: TOC; NYSE: TOC) today announced the offering of $450 million of global notes.

The offering includes $200 million of 4.25% unsecured notes due 2009 and $250 million of 5.25% unsecured notes due 2013. The transaction is expected to close on or about August 8, 2003.

Thomson plans to use a portion of the proceeds of the offering to redeem or repurchase $250 million of preferred shares issued by a Thomson subsidiary to a subsidiary of The Woodbridge Company Limited, the Corporation's principal shareholder.  The Corporation intends to use the balance of the proceeds to repay other outstanding indebtedness and for other general corporate purposes.  Joint book-running managers for the notes due 2009 are Barclays Capital and JP Morgan; and joint book-running managers for the notes due 2013 are Bear, Stearns & Co. Inc., RBC Capital Markets and TD Securities.

"Thomson continues to strengthen its balance sheet in 2003 through prudent fiscal management of its debt portfolio," said Robert D. Daleo, executive vice president and chief financial officer of The Thomson Corporation.  "By taking advantage of favorable capital market conditions and repurchasing the preferred shares, we will extend the maturity profile of our debt portfolio at very attractive rates, resulting in improved financial flexibility for the Corporation."

Thomson Announces $450 Million

Global Note Offering

August 6, 2003

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction in which such offer, solicitation or sale is unlawful. A shelf registration statement for the U.S. offering was previously declared effective by the Securities and Exchange Commission (SEC) and a prospectus supplement has been filed with the SEC and the applicable Canadian provincial securities regulatory authorities.  The public offering of these securities in the United States will be made only by means of the prospectus supplement, a copy of which may be obtained from Barclays Capital Inc. at 200 Park Avenue, New York, NY 10166 or from Bear, Stearns & Co. Inc. at 383 Madison Avenue, New York, NY 10179. The securities will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to any resident of Canada in contravention of the securities laws of any province or territory of Canada.

About The Thomson Corporation

The Thomson Corporation (www.thomson.com), with 2002 revenues of $7.8 billion, is a global leader in providing integrated information solutions to business and professional customers.  Thomson provides value-added information, software tools and applications to more than 20 million users in the fields of law, tax, accounting, financial services, higher education, reference information, corporate training and assessment, scientific research and healthcare.  The Corporation's common shares are listed on the Toronto and New York stock exchanges (TSX: TOC; NYSE: TOC).

This news release includes forward-looking statements, which are based on certain assumptions and reflect the Corporation's current expectations.  These forward-looking statements, such as the Corporation's expectations regarding the offering and its expected uses of proceeds, are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations.  The Corporation can give no assurance that the offering will be completed. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the Corporation's materials filed with the securities regulatory authorities in Canada and the United States from time to time, including the Corporation's annual information form, which is contained in its annual report on Form 40-F for the year ended December 31, 2002.  The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.